

September 29, 2009

China Integrated Energy, Inc.
f/k/a China Bio Energy Holding Group Co., Ltd.
c/o Mitchell S. Nussbaum
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

     Re: **China Integrated Energy, Inc.**
              f/k/a China Bio Energy Holding Group Co., Ltd.
              Registration Statement on Form S-1
              File No. 333-161831
              Filed September 10, 2009

Dear Mr. Nussbaum:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you have included two prospectuses in this in this registration statement: one for the public offering by the company and another one for the resale offering by the selling stockholders. Please tell us if you intend to use both prospectuses concurrently in the same format as filed, with the resale offering prospectus showing only the pages that differ from the public offering prospectus. If so, please advise us as to how you will inform investors whether they will be

investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering.

Front Cover Page

2.   Please revise your front cover page to check the box indicating that the offering will be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act or revise your disclosure to clarify that the resale by the selling shareholders will not be made on a delayed or continuous basis.

Exhibit Index

3.   Please file all omitted exhibits, including opinion of counsel, as soon as practicable. In particular, please file the registration rights agreement regarding the 517,200 shares of common stock owned by the selling shareholders.

Closing Comments

    Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief